# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aardvark Therapeutics, Inc., CIK 0001774857
CUSIP: 002942100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4370 La Jolla Village Drive, Suite 1050, San Diego, California (CA), 92122
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002057336

## Reporting persons
- Dr. Finian Tan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 33,000; shared voting power 1,828,258; sole dispositive power 33,000; shared dispositive power 1,828,258; aggregate amount beneficially owned 1,828,258 (8.69% of the class)
- Christopher Michael Ho: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,694,894; sole dispositive power 0; shared dispositive power 1,694,894; aggregate amount beneficially owned 1,694,894 (7.92% of the class)
- Vickers Venture Fund VI Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 2,050,902; shared voting power 0; sole dispositive power 2,050,902; shared dispositive power 0; aggregate amount beneficially owned 2,050,902 (9.58% of the class)

## Item 1. Issuer
Name of issuer: Aardvark Therapeutics, Inc.
Address of issuer's principal executive offices: 4370 La Jolla Village Drive, Suite 1050, San Diego, California 92122

## Item 2. Person Filing
Name of person filing:
Dr. Finian Tan ("Dr. Tan")

Christopher Michael Ho ("Mr. Ho")

Vickers Venture Fund VI Pte. Ltd. ("Vickers Pte")
Address of principal business office or, if none, residence: The business address of each of the reporting persons is 1 Harbourfront Avenue, #16-06, Keppel Bay Tower, Singapore 098632
Citizenship: Dr. Tan is a Singapore citizen. Mr. Ho is a United States citizen. Vickers Pte is a Singapore company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Dr. Tan beneficially owns an aggregate of 1,861,258 shares of the Issuer's common stock representing (i) 20,000 shares held directly by Dr. Tan, (ii) 13,000 shares held by Dr. Tan's wife, (iii) 247,818 shares held by Vickers Venture Global Deep-tech Fund I L.P. ("Vickers DTF"), (iv) 225,354 shares held by Vickers Venture Fund VI (Plan) Pte. Ltd. ("Vickers Plan"), (iv) 1,221,722 shares held by Vickers Pte and (vi) 133,364 shares held by Vickers Venture Co-investment LLC ("Vickers Co-investment").

Mr. Ho beneficially owns an aggregate of 1,694,894 shares of the Issuer's common stock representing (i) 247,818 shares held by Vickers DTF, (ii) 225,354 shares held by Vickers Plan and (iii) 1,221,722 shares held by Vickers Pte.

Vickers Pte beneficially owns an aggregate of 2,050,902 shares of the Issuer's common stock held directly.

Vickers DTF is managed by its general partner Vickers Venture Partners V Ltd. which is in turn managed by its directors, Dr. Tan and Mr. Ho.

The sole shareholder of Vickers Plan is Vickers Venture Global Deep-tech Fund II (Plan) L.P. Vickers Venture Global Deep-tech Fund II (Plan) L.P. is managed by its general partner Vickers Venture Partners VI (CI) Ltd which is in turn managed by its directors, Dr. Tan and Mr. Ho.

Vickers Pte has two shareholders that each control the voting and disposition of an allocable portion of its securities, one of which is Vickers Venture Global Deep-tech Fund II (CI) L.P., which is managed by its general partner Vickers Venture Partners VI (CI) Ltd. which is in turn managed by its directors, being Dr. Tan and Mr. Ho.

Vickers Co-investment is managed by Vickers Venture Partners (S) Pte. Ltd. which is in turn managed by its two directors, one of which is Dr. Tan.

Each of Dr. Tan and Mr. Ho disclaims beneficial ownership of the securities held by such entities, except to the extent of his respective proportionate pecuniary interest therein.
Percent of class: Dr. Tan beneficially owns 8.69% of the Issuer's common stock. Mr. Ho beneficially owns 7.92% of the Issuer's common stock. Vickers Pte beneficially owns 9.58% of the Issuer's common stock. The percentage is based on an aggregate of 21,402,932 shares of the Issuer's common stock outstanding.
Sole power to vote or to direct the vote:
Dr. Tan - 33,000

Mr. Ho - 0

Vickers Pte - 2,050,902 shares
Shared power to vote or to direct the vote:
Dr. Tan - 1,828,258 shares

Mr. Ho - 1,694,894 shares

Vickers Pte - 0 shares
Sole power to dispose or to direct the disposition:
Dr. Tan - 33,000

Mr. Ho - 0

Vickers Pte - 2,050,902 shares
Shared power to dispose or to direct the disposition:
Dr. Tan - 1,828,258 shares

Mr. Ho - 1,694,894 shares

Vickers Pte - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dr. Finian Tan: /s/ Dr. Finian Tan, Dr. Finian Tan (02/24/2025)
- Christopher Michael Ho: /s/ Christopher Michael Ho, Christopher Michael Ho (02/24/2025)
- Vickers Venture Fund VI Pte. Ltd.: /s/ Dr. Jeffrey Chi, Dr. Jeffrey Chi, Authorized Signatory (02/24/2025)